UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
2727 North Loop West
Houston, Texas  77008-1038
(713) 880-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

December 15, 2003
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan	###-##-####

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

4,589,836
	8.	Shared Voting Power

112,100,118
	9.	Sole Dispositive Power

4,589,836
	10.	Shared Dispositive Power

112,100,118
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

116,689,954
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

54.7%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Enterprise Products Delaware Holdings L.P.	54-2093702

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

112,100,118
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

112,100,118
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

112,100,118
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

52.5%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

EPC Partners II, Inc.	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

112,100,118
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

112,100,118
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

112,100,118
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

52.5%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Enterprise Products Company	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

112,100,118
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

112,100,118
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

112,100,118
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

52.5%
14.	Type of Reporting Person

CO

        This Amendment No. 2 on Schedule 13D/A (“Amendment No. 2”) is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Enterprise Products Delaware Holdings, L.P., a Delaware limited partnership (“EPDH”), EPC Partners II, Inc., a Delaware corporation (“EPC Partners”) and Enterprise Products Company, a Texas corporation (“EPCO”) to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 12, 2003 (the “Original Schedule 13D”), by Dan Duncan, EPDH, EPC Partners and EPCO (collectively, the “Reporting Persons”).

        Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.  Security and Issuer.

      No change to this Item.

Item 2.  Identity and Background.

      No change to this Item.

Item 3.  Source and Amount of Funds or Other Consideration.

      No change to this Item.

Item 4.  Purpose of the Transaction.

        Item 4 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

        On December 15, 2003, the Issuer and certain of its affiliates, El Paso Corporation (“El Paso”) and certain of its affiliates, and GulfTerra Energy Partners, L.P. (“GulfTerra”) and certain of its affiliates entered into a series of definitive agreements pursuant to which the Issuer and GulfTerra will merge.

        Pursuant to a Parent Company Agreement among the Issuer, Enterprise Products GP, LLC, the Issuer’s general partner (“EPGP”), Enterprise Products GTM, LLC (“Enterprise GTM”), and El Paso and certain of its affiliates, Enterprise GTM acquired for $425 million in cash a 50% membership interest in GulfTerra Energy Company, L.L.C., GulfTerra’s general partner (“GulfTerra GP”). As a result of this transaction, GulfTerra GP is now 50% owned by Enterprise GTM, an indirect wholly-owned subsidiary of the Issuer, and 50% owned by a subsidiary of El Paso. Under GulfTerra GP’s limited liability company agreement, an affiliate of El Paso will serve as the managing member of GulfTerra GP, and Enterprise GTM’s rights will be limited to protective consent rights on certain transactions affecting GulfTerra or GulfTerra GP.

        The Parent Company Agreement also provides that, immediately prior to the merger, El Paso will contribute its remaining 50% membership interest in GulfTerra GP to EPGP in exchange for a 50% membership interest in EPGP. Affiliates of privately-owned EPCO will continue to own the other 50% membership interest in EPGP. EPGP will then contribute the 50% membership interest in GulfTerra GP to the Issuer for no consideration. In addition, immediately prior to the merger, the Issuer will purchase approximately 13.8 million GulfTerra limited partnership units from subsidiaries of El Paso for $500 million in cash, consisting of all of their GulfTerra Series C Units and approximately 2.9 million GulfTerra common units.

        Pursuant to a Merger Agreement (the “Merger Agreement”), a subsidiary of the Issuer will merge with and into GulfTerra, with GulfTerra surviving the merger. As a result of the merger, GulfTerra will be a wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement, holders of GulfTerra’s common units (other than the Issuer) will receive 1.81 Issuer Common Units representing limited partner interests in the Issuer in exchange for each GulfTerra common unit owned.

        The completion of the merger is subject to the approval of the common unitholders of the Issuer and both the common unitholders and Series C unitholders of GulfTerra, voting as separate classes, along with customary regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act. Completion of the merger is expected to occur during the second half of 2004.

        Except as noted in this Item 4 or in Item 6 in this Amendment No. 2, none of the Reporting Persons has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

        Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

        (a)   EPDH holds directly 112,100,118 Common Units. EPDH is an indirect wholly-owned subsidiary of EPC Partners. Accordingly, EPC Partners has an indirect beneficial ownership interest in the 112,100,118 Common Units owned by EPDH.

        EPC Partners is a wholly-owned subsidiary of EPCO. Therefore, EPCO has an indirect beneficial ownership interest in the 112,100,118 Common Units held by EPDH.

        Dan Duncan is the record owner of 111,600 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 111,600 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 4,278,200 Common Units, and (2) the Duncan Family 2000 Trust, which owns 200,036 Common Units. Therefore, Dan Duncan is also the beneficial owner of the 4,278,200 and 200,036 Common Units held by the Duncan Family 1998 Trust and the Duncan Family 2000 Trust, respectively.

        Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 112,100,118 Common Units beneficially owned by EPCO, which, together with Dan Duncan’s 111,600 Common Units, the 4,278,200 Common Units owned by the Duncan Family 1998 Trust, and the 200,036 Common Units

owned by the Duncan Family 2000 Trust, represents 54.7% of the outstanding Common Units (based upon the number of Common Units outstanding as of December 1, 2003). The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.

        (b)   As set forth herein, Dan Duncan has sole voting and dispositive power over the 111,600 Common Units that he owns, the 4,278,200 Common Units owned by the Duncan Family 1998 Trust, and the 200,036 Common Units owned by the Duncan Family 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 112,100,118 Common Units beneficially owned by EPCO.

        As set forth herein, EPCO has shared voting and dispositive power over the 112,100,118 Common Units beneficially owned by EPDH (an indirect wholly-owned subsidiary of EPCO).

        As set forth herein, EPC Partners (a wholly-owned subsidiary of EPCO) has shared voting and dispositive power over the 112,100,118 Common Units beneficially owned by EPDH, its indirect wholly-owned subsidiary.

        As set forth herein, EPDH has shared voting and dispositive power over the 112,100,118 Common Units beneficially owned by EPDH.

        (c)   Except as otherwise set forth herein, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

        On September 30, 2003, EPDH transferred 2,000,000 Common Units to the Duncan Family 1998 Trust.

        On November 12, 2003, EPDH purchased 1,468,448 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by EPDH.

        (d)   No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

        In connection with the execution and delivery of the Merger Agreement and Parent Company Agreement described in response to Item 6, Dan Duncan, the Duncan Family 1998

9

Trust, the Duncan Family 2000 Trust and EPDH (the “Unitholders”) each entered into a Voting Agreement and Proxy (the “Voting Agreement and Proxy”) and agreed therein to vote the Common Units owned by each of them (a) in favor of the issuance of Common Units by the Issuer pursuant to the Merger Agreement and (b) against (i) any Possible Alternative (as defined in the Merger Agreement), (ii) any proposal for action or agreement that is reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer, EPGP, or the Issuer’s merger subsidiary under the Merger Agreement or that is reasonably likely to result in any of the conditions to the obligations of Issuer under the Merger Agreement not being fulfilled, or (iii) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated.

        Each of the Unitholders appointed GulfTerra and any of its designees as the proxy of such Unitholder, each with full power of substitution and resubstitution, to vote the Common Units held by such Unitholder at any meeting of the holders of Common Units of the Issuer held prior to the termination of the Voting Agreement and Proxy, as described below, and to execute any written consent of such Unitholder in lieu of any such meeting, with the same force and effect as such vote would have if the Unitholder were personally present at such meeting or signed such consent, in all cases however, in accordance with the terms set forth above. The proxy contained in the Voting Agreement and Proxy is only revocable by a Unitholder, and will thereupon be deemed to be revoked, if the Board of Directors of EPGP withdraws its recommendation that the holders of the Issuer’s Common Units vote in favor of the issuance of additional Common Units pursuant to the Merger Agreement.

        The Voting Agreement and Proxy will terminate upon the first to occur of (i) the effective time of the merger contemplated by the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms. In addition, the Voting Agreement and Proxy will terminate with respect to a Unitholder upon such Unitholder’s revocation of the proxy contained in the Voting Agreement and Proxy as described above.

        A copy of the Voting Agreement and Proxy is filed as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

2.1	Merger Agreement, dated as of December 15, 2003, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products Management LLC, GulfTerra Energy Partners, L.P. and GulfTerra Energy Company, L.L.C. (including the form of Assumption Agreement, to be entered into in connection with the merger, attached as an exhibit thereto) (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed December 15, 2003).

2.2	Parent Company Agreement, dated as of December 15, 2003, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (including the form of Second Amended and Restated Limited Liability Company Agreement of Enterprise Products GP, LLC, to be entered into in connection with the merger, attached as an exhibit thereto) (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed December 15, 2003).

2.3	Second Amended and Restated Limited Liability Company Agreement of GulfTerra Energy Company, L.L.C., adopted by GulfTerra GP Holding Company, a Delaware corporation, and Enterprise Products GTM, LLC, a Delaware limited liability company, as of December 15, 2003 (incorporated by reference to Exhibit 2.3 to Current Report on Form 8-K filed December 15, 2003).

4.1*	Voting Agreement and Proxy, dated as of December 15, 2003, by and among GulfTerra Energy Partners, L.P., Enterprise Products Delaware Holdings L.P., the Duncan Family 2000 Trust, the Duncan Family 1998 Trust and Dan L. Duncan.

*Filed herewith.

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2003	/s/ Dan L. Duncan
Dan L. Duncan

Dated: December 18, 2003	ENTERPRISE PRODUCTS DELAWARE
HOLDINGS L.P.

	By:	Enterprise Products Delaware General, LLC,
Its general partner

	By:	/s/ Darryl E. Smith
Darryl E. Smith Manager

Dated: December 18, 2003	ENTERPRISE PRODUCTS COMPANY

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President

Dated: December 18, 2003	EPC PARTNERS II, INC.

	By:	/s/ Francis B. Jacobs, II
Francis B. Jacobs, II President